UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

HUDSON GLOBAL, INC.
(Name of Issuer)

Common Stock, Par Value $0.001 per share
(Title of Class of Securities)

443787106
(CUSIP Number)

Vinita K. Paul
Vice President, Chief Compliance Officer and General Counsel
Heartland Advisors, Inc.
789 N. Water Street
Milwaukee, Wisconsin 53202
(414) 977-8716

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)
_______________________________

Copy to:
John J. Altorelli
DLA Piper LLP (US)
1251 Avenue of the Americas
New York, New York 10020-1104
Telephone: (212) 335-4620
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 2, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*     The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 443787106

1.	Name of Reporting Person I.R.S. Identification No. Heartland Advisors, Inc.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b)
3.	SEC Use Only
4.	Source of Funds OO – Funds of Investment advisory clients
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☒
6.	Citizenship or Place of Organization Wisconsin
Number of Shares Beneficially Owned by Each reporting Person with Sole Voting Power	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 4,631,826 shares
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 4,631,826 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,631,826 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 13.9%
14.	Type of Reporting Person IA

CUSIP No. 443787106

1.	Name of Reporting Person I.R.S. Identification No. William J. Nasgovitz
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b)
3.	SEC Use Only
4.	Source of Funds OO – Funds of Investment advisory clients
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☒
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each reporting Person with Sole Voting Power	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 4,631,826 shares
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 4,631,826 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,631,826 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 13.9%
14.	Type of Reporting Person IN, HC

CUSIP No. 443787106

1.	Name of Reporting Person I.R.S. Identification No. VI Capital Fund, LP
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b)
3.	SEC Use Only
4.	Source of Funds OO – Funds of Limited Partners
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6.	Citizenship or Place of Organization Washington
Number of Shares Beneficially Owned by Each reporting Person with Sole Voting Power	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 100 shares
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 100 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 100 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person PN

CUSIP No. 443787106

1.	Name of Reporting Person I.R.S. Identification No. VI Capital Management, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b)
3.	SEC Use Only
4.	Source of Funds OO – Funds of Limited Partners
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6.	Citizenship or Place of Organization Washington
Number of Shares Beneficially Owned by Each reporting Person with Sole Voting Power	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 100 shares
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 100 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 100 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person OO – Limited Liability Company, HC

CUSIP No. 443787106

1.	Name of Reporting Person I.R.S. Identification No. David Pointer
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b)
3.	SEC Use Only
4.	Source of Funds OO – Funds of Limited Partners
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each reporting Person with Sole Voting Power	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 100 shares
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 100 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 100 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person IN, HC

CUSIP No. 443787106

1.	Name of Reporting Person I.R.S. Identification No. Mark D. Stolper
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b)
3.	SEC Use Only
4.	Source of Funds PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each reporting Person with Sole Voting Power	7.	Sole Voting Power 1,000 shares
	8.	Shared Voting Power 0 shares
	9.	Sole Dispositive Power 1,000 shares
	10.	Shared Dispositive Power 0 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,000 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person IN

CUSIP No. 443787106

1.	Name of Reporting Person I.R.S. Identification No. Charles M. Gillman
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b)
3.	SEC Use Only
4.	Source of Funds PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each reporting Person with Sole Voting Power	7.	Sole Voting Power 220,000 shares
	8.	Shared Voting Power 0 shares
	9.	Sole Dispositive Power 220,000 shares
	10.	Shared Dispositive Power 0 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 200,000 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.7%
14.	Type of Reporting Person IN

CUSIP No. 443787106

1.	Name of Reporting Person I.R.S. Identification No. Alfred John Knapp, Jr.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b)
3.	SEC Use Only
4.	Source of Funds PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each reporting Person with Sole Voting Power	7.	Sole Voting Power 100 shares
	8.	Shared Voting Power 0 shares
	9.	Sole Dispositive Power 100 shares
	10.	Shared Dispositive Power 0 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 100 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person IN

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the shares of common stock, par value $0.001 per share (the “Common Stock”), of Hudson Global, Inc., a Delaware corporation (the “Company”).  The address of the principal executive office of the Company is at 560 Lexington Avenue, New York, NY 10022.

Item 2.	Identity and Background

The persons filing this Schedule 13D are Heartland Advisors, Inc., William J. Nasgovitz, VI Capital Fund, LP, David Pointer, Mark D. Stolper, Alfred John Knapp, Jr., and Charles M. Gillman (collectively, the “Reporting Persons”).

Heartland Advisors, Inc. and Affiliated Individuals

Heartland Advisors, Inc. (“Heartland”) is an investment adviser registered with the SEC that provides investment advisory services to Heartland Group, Inc., a registered investment company, as well as private investment advisory clients (collectively, the “Client Accounts”).  As investment adviser to the Client Accounts, Heartland has the authority to invest the funds of the Client Accounts in securities (including shares of Common Stock of the Company) as well as the authority to purchase, vote and dispose of securities (including shares of Common Stock of the Company), and may thus be deemed the beneficial owner of the shares of the Company’s Common Stock held by Heartland on behalf of the Client Accounts.

Mr. William J. Nasgovitz is the Chairman and Chief Investment Officer as well as a director and control person of Heartland.  By virtue of his control of Heartland, Mr. Nasgovitz may be deemed to have a beneficial interest in the shares of the Company’s Common Stock held by Heartland on behalf of the Client Accounts.  Mr. Nasgovitz does not own any Common Stock for his own account and disclaims beneficial ownership of the shares of Common Stock reported herein.  Information regarding the executive officers and directors of Heartland is set forth on Annex 1 attached hereto and incorporated herein by reference.

Heartland is a Wisconsin corporation.  Mr. Nasgovitz is a U.S. citizen.  The principal business office address of Mr. Nasgovitz and Heartland is 789 North Water Street, Milwaukee, WI 53202.

VI Capital Fund, LP and Affiliated Individuals

VI Capital Fund, LP (“VICF”) is a Washington limited partnership whose principal business is investment.

VI Capital Management, LLC (“VI Capital Management”) is a Washington limited liability company and is the general partner of VICF.  Mr. David Pointer is the managing member of VI Capital Management.  As the managing member of VI Capital Management, Mr. Pointer may exercise voting and dispositive power over shares of Common Stock held by VICF.  As a result, Mr. Pointer may be deemed to have a beneficial interest in the shares of Common Stock held by VICF.  VICF has no directors or officers and is managed solely by VI Capital Management as the general partner.  Mr. Pointer is the sole managing member of VI Capital Management.

Mr. Pointer is a U.S. citizen.  The principal business office address of VICF, VI Capital Management and Mr. Pointer is PO Box 402, Newman Lake, WA 99025.

Individuals

Mark D. Stolper

Mr. Mark D. Stolper is the Executive Vice President and Chief Financial Officer of RadNet, Inc., a Delaware corporation whose principal business is diagnostic imaging services.  Mr. Stolper is a U.S. citizen.  The principal business office address of Mr. Stolper and RadNet, Inc. is 1510 Cotner Avenue, Los Angeles, CA 90025.

Alfred John Knapp, Jr.

Mr. Alfred John Knapp, Jr. is the President of Andover Group, a Texas corporation whose principal business is real estate development and management.  Mr. Knapp is a U.S. citizen.  The principal business office address of Mr. Knapp and Andover Group is 919 Milam Street, Suite 1900, Houston, TX 77002.

Charles M. Gillman

Mr. Charles M. Gillman is the Manager of RLWI Office, LLC, an Oklahoma limited liability company whose principal business is managing the capital of family offices.  Mr. Gillman is a U.S. citizen.  The principal business office address of Mr. Gillman and RLWI Office, LLC is 9330 S. Lakewood Ave., Tulsa, OK 74137.   Mr. Gilman is also the Manager of Hudson Stockholders Requesting Improved Governance, LLC, a Delaware limited liability company formed for the purpose of improving corporate governance at the Company.

The Reporting Persons have entered into a Joint Filing Agreement dated as of December 2, 2013 (the “Joint Filing Agreement”), a copy of which is filed herewith as Exhibit 1 and which is incorporated herein by reference.

None of the Reporting Persons have, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors).

Except as described below, none of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

On January 25, 2008, Heartland, William J. Nasgovitz (President of Heartland, President and a director of Heartland Group, Inc. (the “Funds”) and a portfolio manager), Paul T. Beste (Chief Operating Officer of Heartland and Vice President and Secretary of the Funds), Kevin D. Clark (Senior Vice President and a portfolio manager of Heartland) (Heartland, Messrs. Nasgovitz,  Beste and Clark, collectively referred to herein as the “Respondents”) and certain others no longer associated with the Funds, reached a settlement with the Securities and Exchange Commission (“SEC”) that resolved the issues resulting from the SEC’s investigation of Heartland’s pricing of certain bonds owned by the Heartland High Yield Municipal Bond Fund and the Heartland Short Duration High-Yield Municipal Fund (collectively the “HY Bond Funds”), and Heartland’s disclosures to the Funds’ Board of Directors and investors concerning the Heartland’s efforts to evaluate bond issuers in connection with the operation of the HY Bond Funds during calendar year 2000.  The Respondents do not admit or deny any wrongdoing and the settlement does not establish wrongdoing or liability for purposes of any other proceeding.  The SEC’s administrative order involves, among other things: (i) findings by the SEC that the Respondents violated certain federal securities laws; (ii) a cease and desist order against the Respondents; (iii) a censure of the Respondents; (iv) payment by the Respondents of disgorgement of $1; and (v) civil money penalties against the Respondents as follows:  Heartland and Mr. Nasgovitz, jointly and severally, $3.5 million; Mr. Beste, $95,000; and Mr. Clark, $25,000.  In connection with this administrative settlement, the SEC’s civil complaint against the Respondents was dismissed.

Item 3.	Source and Amount of Funds or Other Consideration

As of December 2, 2013, Mr. Stolper had invested $2,678.14, Mr. Knapp had invested $367.50, and Mr. Gillman had invested $740,962.35 (including commissions and fees) in the Common Stock.  All of the shares of Common Stock owned by Messrs. Stolper, Knapp and Gillman were purchased with personal funds on the open market.

As of December 2, 2013, VICF had invested $336.00 in the Common Stock.  All shares of Common Stock held by VICF were purchased with funds provided by the limited partners of VICF.

Heartland has beneficially owned shares of Common Stock on behalf of Client Accounts for a number of years.  As of December 2, 2013, Heartland had acquired an aggregate of 4,631,826 shares of the Company’s Common Stock.  All shares of Common Stock held by Heartland on behalf of the Client Accounts were purchased with funds provided by the Client Accounts.

As of December 2, 2013, other than as described above, none of the Reporting Persons had invested in the Company.

Item 4.	Purpose of Transaction

The Reporting Persons acquired the Common Stock for investment purposes.

As described in Item 6, certain of the Reporting Persons currently intend to enter into discussions, either directly or through representatives, with the Company’s management and directors with a view to changing the corporate governance of the Company to bring it in line with best practices.

Also, certain of the Reporting Persons have engaged, and/or will engage, in communications with one or more stockholders of the Company, one or more officers of the Company and/or one or more members of the board of directors of the Company and/or one or more representatives of the Company regarding the Company, including but not limited to, ways in which the Company can improve corporate governance and maximize stockholder value.

The Reporting Persons may discuss ideas that, if effected, may result in any of the following:  changes in the Company’s charter or bylaws, the termination of the Company’s Rights Agreement and/or changes in the Board of Directors election requirements or classified structure.

Although no Reporting Person has any specific plan or proposal to acquire or dispose of the Common Stock, each Reporting Person may, at any time and from time to time, acquire additional Common Stock or dispose of any or all of its Common Stock depending upon an ongoing evaluation of the investment in the Common Stock, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons, the Reporting Persons’ respective duties and obligations and/or other investment considerations.

Except as set forth above, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D.  The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer

The aggregate percentage of shares of Common Stock reported owned by each person named herein is based upon 33,357,645 shares outstanding, which is the total number of shares of Common Stock outstanding, as of September 30, 2013 reported in the Company’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on October 31, 2013.

Based upon the information above, as of the date hereof, (i) Mr. Stolper owns 1,000 shares of Common Stock (less than 0.1%) and has the sole power to vote and dispose of such shares of Common Stock, (ii) Mr. Knapp owns 100 shares of Common Stock (less than 0.1%) and has the sole power to vote and dispose of such shares of Common Stock, and (iii) Mr. Gillman owns 220,000 shares of Common Stock (approximately 0.7%) and has the sole power to vote and dispose of such shares of Common Stock.

Heartland and Affiliated Individuals

As the date hereof, as investment adviser to the Client Accounts, Heartland may be deemed the beneficial owner of 4,631,826 shares, or approximately 13.9%, of the Company’s Common Stock.  The clients of Heartland, a registered investment adviser, including a series of a registered investment company and other managed accounts, have the right to receive or the power to direct the receipt of dividends and proceeds from the sale of shares of the Company’s Common Stock held by Heartland included in this Schedule 13D.  The Heartland Value Fund, a series of Heartland Group, Inc., a registered investment company, owns 3,000,000 shares, or 8.99% of the Common Stock of the Company.  Any remaining shares of Common Stock disclosed in this filing as owned by Heartland and Mr. Nasgovitz are owned by various other Client Accounts managed by Heartland on a discretionary basis.  To the best of Heartland’s knowledge, none of the other Client Accounts own more than 5% of the shares of the Company’s Common Stock presently outstanding.

Heartland, as investment adviser to the Client Accounts, may be deemed to have shared voting power with respect to 4,631,826 shares and shared dispositive power with respect to 4,631,826 shares of Common Stock.  Mr. Nasgovitz, as a control person of Heartland, may be deemed to have shared voting power with respect to 4,631,826 shares of the Company’s Common Stock and shared dispositive power with respect to 4,631,826 shares and may thus be deemed the indirect beneficial owner of the shares beneficially owned by Heartland.  Mr. Nasgovitz specifically disclaims beneficial ownership of such shares.

VICF and Affiliated Individuals

As of the date hereof, VICF held 100 shares which represents less than 0.01% of the Company’s Common Stock.  Mr. David Pointer as the sole managing member of VI Capital Management LLC, the general partner of VICF, has sole direct voting and dispositive power over the shares held by VICF.  The limited partners in VICF have the right to receive or the power to direct the receipt of dividends and proceeds from the sale of shares of the Company’s Common Stock held by VICF included in this Schedule 13D.

A description of any transactions in the Common Stock by each of the Reporting Persons during the past sixty (60) days from the date hereof is set forth on Annex 2 attached hereto and incorporated herein by reference.

In addition, Heartland and, as its control person, Mr. Nasgovitz are members of a “group” with VICF, VI Capital Management, Mr. Pointer, Mr. Stolper, Mr. Knapp and Mr. Gillman for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.

Each Reporting Person disclaims beneficial ownership of any shares of Common Stock, other than those shares of Common Stock for which such Reporting Person may exercise direct voting or dispositive power.  The filing of this Schedule 13D shall not be construed as an admission that any Reporting Person is, for any purpose, the beneficial owner of any securities that are owned by any other Reporting Persons.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into the Joint Filing Agreement with respect to the joint filing of this Schedule 13D and any amendments hereto.  A copy of the Joint Filing Agreement is attached as Exhibit 1 hereto and is incorporated herein by reference.

On December 2, 2013, Heartland, Mr. Nasgovitz, Mr. Stolper, VICF, VI Capital Management, Mr. Pointer, Mr. Knapp and Mr. Gillman entered into an agreement (the “Agreement”) pursuant to which, among other things, (a) the signatories thereto agreed to form a “group” as defined under Section 13(d) of the Exchange Act (the “Group”), for the purpose of seeking changes to corporate governance of the Company to bring the Company in line with current best practices and taking such other actions as may be desirable to enhance stockholder value; (b) the Group agreed to the joint filing of this statement and any amendments hereto, in accordance with Rule 13d-1(k)(1)(iii) under the Exchange Act; and (c) the Group agreed to share certain expenses.  Any party may terminate its obligations under the Agreement on 24 hours written notice.  A copy of the Agreement is attached as Exhibit 2 hereto and is incorporated herein by reference.

Heartland is the investment adviser of the Client Accounts pursuant to separate investment management agreements which provide Heartland with the authority to (i) invest the funds of the Client Accounts in securities (including shares of Common Stock of the Company), (ii) hold, vote and dispose of securities (including shares of Common Stock of the Company), and (iii) file this statement.

VICF is the investment adviser to the funds invested by the limited partners of VICF pursuant to the partnership agreement of VICF and subscription agreements with the limited partners which provide VI Capital Management with the authority to (i)  invest the limited partner funds in securities (including the shares of the Common Stock of the Company), (ii) hold, vote and dispose of the securities (including shares of the Common Stock of the Company), and (iii) file this statement.

Except as set forth in response to other Items of this Schedule 13D, to the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such Reporting Persons and any person with respect to any securities of the Company, including but not limited to, transfer or voting of any of the securities of the Company, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Company.

Exhibit	Description

1
Joint Filing Agreement, dated as of December 2, 2013, by and among Heartland Advisors, Inc., Mr. William J. Nasgovitz, Mr. Mark D. Stolper, VI Capital Fund, LP, VI Capital Management, LLC, Mr. David Pointer, Mr. Alfred John Knapp, Jr. and Mr. Charles M. Gillman

2
Agreement, dated as of December 2, 2013, by and among Heartland Advisors, Inc., Mr. William J. Nasgovitz, Mr. Mark D. Stolper, VI Capital Fund, LP, VI Capital Management, LLC, Mr. David Pointer, Mr. Alfred John Knapp, Jr. and Mr. Charles M. Gillman

3	Power of Attorney

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 2, 2013

HEARTLAND ADVISORS, INC.

By:	/s/ Vinita K. Paul
Name:	Vinita K. Paul
Title:	Vice President, Chief Compliance Officer, and General Counsel

WILLIAM J. NASGOVITZ

By:	/s/ Paul Beste
Name:	Paul T. Beste
Title:	Attorney in Fact for William J. Nasgovitz (Pursuant to Power of Attorney Filed Herewith)

/s/ Mark D. Stolper
MARK D. STOLPER

VI CAPITAL FUND, LP
by VI Capital Management, LLC, its general partner

By:	/s/ David Pointer
Name:	David Pointer
Title:	Managing Member

VI CAPITAL MANAGEMENT, LLC

By:	/s/ David Pointer
Name:	David Pointer
Title:	Managing Member

/s/ David Pointer
DAVID POINTER

/s/ Alfred John Knapp, Jr.
ALFRED JOHN KNAPP, JR.

/s/ Charles M. Gillman
CHARLES M. GILLMAN

ANNEX 1
DIRECTORS AND EXECUTIVE OFFICERS OF REPORTING PERSONS
HEARTLAND ADVISORS, INC.

The name and present principal occupation or employment of each director and executive officer of Heartland Advisors, Inc. are set forth below.  The business address of each person is 789 N. Water Street, Milwaukee, WI 53202.  All of the persons listed below are U.S. citizens.  To the best of the Reporting Persons’ knowledge, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and no such person was a party to any civil or administrative proceeding except as described in Item 2(e) of this Schedule 13D.

Name	Principal Occupation
William J. Nasgovitz	Director and Chairman
William R. Nasgovitz	Director and Chief Executive Officer
Paul T. Beste	Director, Chief Operating Officer and Secretary
David C. Fondrie	Director and Senior Vice President
Bradford A. Evans	Director and Senior Vice President
David Ribbens	Executive Vice President
Kevin D. Clark	Senior Vice President
Michael T. Riggs	Senior Vice President
Vinita K. Paul	Vice President, General Counsel and Chief Compliance Officer
Nicole J. Best	Senior Vice President and Chief Financial Officer
Theodore D. Baszler	Vice President and Portfolio Manager
Michael DiStefano	Vice President
Jeanne Kolimaga	Vice President
Jeffrey J. Kohl	Vice President
Matthew J. Miner	Vice President
Adam J. Peck	Vice President
Michael D. Kops	Vice President
Katherine M. Jaworski	Vice President
Kevin A. Joy	Vice President
Catherine M. Stephenson	Vice President
Robert C. Sharpe	Vice President
Colin McWey	Vice President

ANNEX 2
TRANSACTIONS

Trade Date	Reporting Person	Transaction Type1	# of Shares	Price Per Share ($)
10/8/2013	Heartland	BUY	5,300	3.3798
10/8/2013	Heartland	BUY	610	3.3000
10/8/2013	Heartland	BUY	100	3.3000
10/8/2013	Heartland	BUY	100	3.3000
10/8/2013	Heartland	BUY	100	3.3000
10/8/2013	Heartland	BUY	100	3.3000
10/9/2013	Heartland	BUY	15,690	3.3935
10/9/2013	Heartland	BUY	700	3.3935
10/9/2013	Heartland	BUY	3,800	3.3935
10/9/2013	Heartland	BUY	2,200	3.3935
10/9/2013	Heartland	BUY	400	3.3935
10/9/2013	Heartland	BUY	200	3.3935
10/9/2013	Heartland	BUY	300	3.3935
10/9/2013	Heartland	BUY	1,500	3.3935
10/9/2013	Heartland	BUY	12,600	3.4000
10/9/2013	Heartland	BUY	1,200	3.3935
10/18/2013	Heartland	BUY	700	3.3650
10/31/2013	Heartland	BUY	1,800	3.3896

1      All trades were made in the open market.

Trade Date	Reporting Person	Transaction Type1	# of Shares	Price Per Share ($)
11/21/2013	Gillman	BUY	150,000	3.32366
11/22/2013	Gillman	BUY	70,000	3.46305

1      All trades were made in the open market.

Trade Date	Reporting Person	Transaction Type1	# of Shares	Price Per Share ($)
11/22/2013	Knapp	BUY	100	3.45

1      All trades were made in the open market.

Trade Date	Reporting Person	Transaction Type1	# of Shares	Price Per Share ($)
11/21/2013	VICF	BUY	100	3.36

1      All trades were made in the open market.

INDEX TO EXHIBITS

Exhibit	Description

1
Joint Filing Agreement, dated as of December 2, 2013, by and among Heartland Advisors, Inc., Mr. William J. Nasgovitz, Mr. Mark D. Stolper, VI Capital Fund, LP,  Mr. David Pointer, Mr. Alfred John Knapp, Jr. and Mr. Charles M. Gillman

2
Agreement, dated as of December 2, 2013, by and among Heartland Advisors, Inc., Mr. William J. Nasgovitz, Mr. Mark D. Stolper, VI Capital Fund, LP,  Mr. David Pointer, Mr. Alfred John Knapp, Jr. and Mr. Charles M. Gillman

3	Power of Attorney

Exhibit 1

JOINT FILING AGREEMENT

This JOINT FILING AGREEMENT is entered into as of December 2, 2013 by and among the signatories hereto. The undersigned hereby agree that (i) the Statement on Schedule 13D with respect to the shares of common stock, par value $0.001 per share, of Hudson Global, Inc., a Delaware corporation, is, and any amendment thereafter signed by each of the undersigned shall be, filed on behalf of each undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and (ii) this Joint Filing Agreement be included as an exhibit to such Statement on Schedule 13D.

Dated: December 2, 2013

HEARTLAND ADVISORS, INC.

By:	/s/ Vinita K. Paul
Name:	Vinita K. Paul
Title:	Vice President, Chief Compliance Officer, and General Counsel

WILLIAM J. NASGOVITZ

By:	/s/ Paul Beste
Name:	Paul T. Beste
Title:	Attorney in Fact for William J. Nasgovitz (Pursuant to Power of Attorney Filed with the Statement on Schedule 13D)

VI CAPITAL FUND, LP
by VI Capital Management, LLC, its general partner

By:	/s/ David Pointer
Name:	David Pointer
Title:	Managing Member

VI CAPITAL MANAGEMENT, LLC

By:	/s/ David Pointer
Name:	David Pointer
Title:	Managing Member

/s/ David Pointer
DAVID POINTER

/s/ Mark D. Stolper
MARK D. STOLPER

/s/ Alfred John Knapp, Jr.
ALFRED JOHN KNAPP, JR.

/s/ Charles M. Gillman
CHARLES M. GILLMAN

Exhibit 2

AGREEMENT

WHEREAS, certain of the undersigned are stockholders, direct or beneficial, of Hudson Global, Inc., a Delaware corporation (the “Company”);

WHEREAS, each of Heartland Advisors, Inc. (“Heartland”), William J. Nasgovitz, Mark D. Stolper, VI Capital Fund, LP, VI Capital Management, LLC, David Pointer, Alfred John Knapp, Jr. and Charles M. Gillman wish to form a group for the purpose of improving the governance of the Company and to take such other actions as may be desirable to enhance stockholder value.

NOW, IT IS AGREED, this 2nd day of December, 2013 by the parties hereto:

1.   In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), each of the undersigned (collectively, the “Group”) agrees to the joint filing on behalf of each of them of statements on Schedule 13D, and any amendments thereto, with respect to the securities of the Company.  Each member of the Group shall be responsible for the accuracy and completeness of his/its own disclosure therein, and is not responsible for the accuracy and completeness of the information concerning the other members, unless such member knows or has reason to know that such information is inaccurate.  Mr. Charles M. Gillman or his representative shall provide each member of the Group with copies of all Schedule 13D filings and any other public filings Mr. Gillman has been directed to file on behalf of such member at least 24 hours prior to the filing or submission thereof.

2.   DLA Piper LLP (US), counsel to Mr. Gillman, shall be responsible for the preparation of all Schedule 13D filings and amendments thereto, as well as the filing of such documents with the SEC following consultation with, and upon prior approval of, each party hereto or their authorized representative.

3.   So long as this Agreement is in effect, each of the undersigned shall provide written notice to DLA Piper LLP (US) prior to (i) any purchases or sales of securities of the Company by themselves or by any “Affiliate” or “Associate” as defined in Rule 12b-2 under the Exchange Act; or (ii) any securities of the Company over which they or any “Affiliate” or “Associate” acquire or dispose of beneficial ownership for purposes of Section 13(d) of the Exchange Act.  Notice shall be given no later than one (1) business day prior to each such proposed transaction.  Notices shall be sent to Patrick B. Costello of DLA Piper LLP (US) by facsimile to (212) 884-8533 or by electronic mail to patrick.costello@dlapiper.com.

4.   Each of the undersigned agrees to form the Group for the purpose of (i) seeking changes to corporate governance of the Company to bring the Company in line with current best practices, (ii) taking such other actions as the parties deem advisable in order to enhance stockholder value, and (iii) taking all other action necessary or advisable to achieve the foregoing.

5.   All expenses of the Group with respect to the actions to be taken as described herein with respect to the Company shall be paid by Mr. Gillman provided that Heartland shall reimburse Mr. Gillman an amount equal to 90% of the amount of all expenses incurred up to a maximum amount of $100,000.  Such reimbursement shall be paid by Heartland prior to the implementation of any of the changes in corporate governance deemed advisable by the parties hereto.  Notwithstanding the foregoing, the legal fees and expenses of each member of the Group with respect to this Agreement and the related Schedule 13D shall not be considered a Group expense other than the legal fees and expenses of DLA Piper LLP, which shall be a Group expense and each party hereto shall bear his/its own respective legal fees and expenses.

6.   Each of the undersigned agrees that any SEC filing, press release or stockholder communication proposed to be made or issued by the Group or any member of the Group in connection with the Group’s activities set forth in Section 4 shall be first approved by each party hereto, or its representatives, which approval shall not be unreasonably withheld.  If so authorized by each of the parties hereto, a spokesperson may be appointed for the Group with respect to certain communications with the Company, the press, other stockholders and/or other parties relating to the Group, provided, however, that the general content of all such statements and the recipient(s) of such statements shall be subject to the prior approval of the other parties or their authorized representatives.

7.   The relationship of the parties hereto shall be limited to carrying on such business of the Group in accordance with the terms of this Agreement. Such relationship shall be construed and deemed to be for the sole and limited purpose of carrying on such business as described herein. Nothing herein shall be construed or authorize any party to act as an agent for the other party, to bind the other party, or to create a joint venture or partnership.  Nothing herein shall  restrict any party’s right to purchase or sell securities of the Company, as he/it deems appropriate, in his/its sole discretion, provided that all such purchases and sales are made in compliance with all applicable securities laws.  In addition, nothing herein shall restrict any party’s right to vote securities of the Company in accordance with his/its respective duties and obligations.

8.   Each of the parties hereto acknowledges and agrees that he/it does not have any voting or investment power over, or pecuniary interest in, the shares of the Company held by any other party to this Agreement, except as disclosed in any Schedule 13D filings.

9.   This Agreement may be executed in counterparts, each of which shall be deemed an original and all of which, taken together, shall constitute but one and the same instrument, which may be sufficiently evidenced by one counterpart.

10.         Any party hereto may terminate his/its obligations under this Agreement on 24 hours’ written notice to all other parties, with a copy by fax or email to Patrick B. Costello at DLA Piper LLP (US), Fax No. (212) 884-8533; email: patrick.costello@dlapiper.com and Ellen Drought, Godfrey & Kahn, S.C., Fax No. (414) 273-5198; email: edrought@gklaw.com.

11.          Each of the parties hereto acknowledges that they have retained separate counsel with respect to their investment in the Company.

12.          Each of the undersigned parties hereby agrees that this Agreement shall be filed as an exhibit to a Schedule 13D pursuant to Rule 13d-1(k)(1)(iii) under the Exchange Act.

13.          Each of the undersigned parties represents and warrants that, except as set forth in the Group’s Schedule 13D filing, neither such party nor any “Affiliate” or “Associate” of such party has direct or indirect beneficial ownership of any shares of common stock or other securities of the Company.

[Remainder of Page Intentionally Left Blank; Signature Page Follows]

2

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year first above written.

HEARTLAND ADVISORS, INC.

By:	/s/ Vinita K. Paul
Name:	Vinita K. Paul
Title:	Vice President, Chief Compliance Officer, and General Counsel

WILLIAM J. NASGOVITZ

By:	/s/ Paul Beste
Name:	Paul T. Beste
Title:	Attorney in Fact for William J. Nasgovitz (Pursuant to Power of Attorney Filed Herewith)

VI CAPITAL FUND, LP
by VI Capital Management, LLC, its general partner

By:	/s/ David Pointer
Name:	David Pointer
Title:	Managing Member

VI CAPITAL MANAGEMENT, LLC

By:	/s/ David Pointer
Name:	David Pointer
Title:	Managing Member

/s/ David Pointer
DAVID POINTER

/s/ Mark D. Stolper
MARK D. STOLPER

/s/ Alfred John Knapp, Jr.
ALFRED JOHN KNAPP, JR.

/s/ Charles M. Gillman
CHARLES M. GILLMAN

3

Exhibit 3

POWER OF ATTORNEY
For Executing Forms 3, 4 and 5 and Schedule 13G/13D

Know all by these present, that the undersigned, William J. Nasgovitz, constitutes and appoints each of Paul T. Beste and Vinita K. Paul, signing singly, his true and lawful attorney-in-fact to:

(1)
complete and execute for and on behalf of the undersigned Forms 3, 4 and 5 in accordance with Section 16(a) of the Securities Exchange Act of 1934, as amended (the “Act”) and the rules thereunder, or any successor laws and regulations;

(2)
complete and execute for and on behalf of the undersigned filings on Schedule 13G and Schedule 13D in accordance with Section 13(d) of the Act, and the rules thereunder, or any successor laws and regulations;

(3)
do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete the execution of any such Forms 3, 4 or 5 or Schedules 13D and 13G and the timely filing of such forms with the United States Securities and Exchange Commission and any other authority; and

(4)
take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to the Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in his or her discretion.

The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform all and every act and thing whatsoever requisite, necessary and proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as such attorney-in-fact might or could do if personally present, with full power of substitution or revocation, cause to be done by virtue of this power of attorney and the rights and powers herein granted.  The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming any of the undersigned’s responsibilities to comply with Section 16 or Section 13(d) of the Act and the rules thereunder.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Forms 3, 4 or 5, or Schedule 13G/13D, unless earlier revoked by the undersigned in a writing delivered to the foregoing attorneys-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 27th day of November, 2013.

/s/ Bill Nasgovitz
William J. Nasgovitz